

OFFERING
MEMORANDUM

facilitated by



Wicked BOLD LLC

FORM C

OFFERING

MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR
§227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Wicked BOLD LLC
State of Organization	TX
Date of Formation	09/18/2019
Entity Type	Limited Liability Company
Street Address	3347 Long Prairie Rd, Flower Mound TX, 75022
Website Address	www.wickedbold.com

(B) Directors and Officers of the Company

Key Person	Deric Cahill
Position with the Company Title First Year	 CEO 2019

Other business experience (last three years)	**Vice President of Sales** (*Gartner - 2016-2020*) — lead a region of 25 sales executives and 3 sales managers selling technology information & services to end user clients. **Senior Consultant** (Skaled - 2020-present) - engages in fractional sales leadership roles for companies varying in size from startups to mid- sized organizations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Deric Cahill	85%

(D) The Company's Business and Business Plan

Mainvest community: My name is Deric Cahill and I'm the founder of Wicked BOLD Chocolate. Since launching Wicked BOLD Chocolate nearly 4 years ago our product & concept have evolved but our mission has remained constant:

- Build a strong company that prioritizes ingredient transparency.

- Create really good food.

- Make that good food affordable & accessible.

In order to capitalize on this growing segment of affordable & healthy snacks we've had to operate at a loss that has been financed primarily through personal investment & revenue based debt notes issued through Mainvest but we are finally seeing all of our hard-work and sacrifice come to fruition.

Equipped with nearly 15 years of sales and leadership experience, I have operated Wicked BOLD with a corporate-like structure paying close attention to our costs, pipeline and meticulously building a strong brand and image.

Building a startup from the ground up is a treacherous and extremely risky undertaking but I believe in our mission and I believe in myself to execute against our strategy, much of that strategy will be outlined and described throughout our offering page.

Our Offerings

We offer premium chocolate without the premium price tag and firmly believe that good food should be affordable. We offer four varieties in vibrant packaging - Classic, Sea Salt, Cayenne & Hazelnut with several exciting products in the pipeline for future release.

- Leveraging online as new product incubators
- Product Market Fit has been tested and proven at Whole Foods
- Extremely competitive price point at $3.99 MSRP

The Team

Deric Cahill, Co-Founder

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice President of Sales for a global technology company and as a senior consultant advising startups and mid-sized organization as it pertains to their sales strategy.

Deric has a strong passion for helping people realize their potential and he strongly believes that action is the greatest equalizer.

Brooklynn Cahill, Co-Founder

Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

Forecasted Milestones

We have modeled out a 3 year revenue projection with the first 2 years based entirely on current pipeline and the 3rd year including expected growth that has not yet been cultivated.

- 2023 FY Revenues: $375,000
- 2024 FY Revenues: $545,000
- 2025 FY Revenues: $800,000

Traction & Validation

We are launching our first ever equity opportunity to claim a future stake in our rapidly growing chocolate company!

- Launching 800 Walmart stores in April
- Strong traction in our 14 Dallas Whole Foods locations
- Negotiations with a large grocery chain for a national roll out EOY 2023

Intended Use of Funds

This round of funding will be used as fuel to our 2023 retail strategy. We're slated to launch 800 Walmart stores in April and are in conversations with another large grocery chain for a national launch in 2023.

- Moving to a high-capacity chocolate co-manufacturer
- Aggressive local & internet-based marketing campaigns in select geographies For more

information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In
making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	March 31, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Packaging & Display Material	$27,140	$54,280
Raw materials	$59,000	$118,000
labor	$7,110	$14,220
Mainvest Compensation	$6,750	$13,500
TOTAL	$100,000	$200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

   To Invest

      ¶Review this Form C and the Campaign Page
      ¶If you decide to invest, enter an amount and press the Invest button Follow the
      ¶instructions

   TO CANCEL YOUR INVESTMENT

   Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

   Other Information on the Investment Process

      ¶Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
      ¶MainVest will notify investors when and if the Target Offering Amount has been raised.
      ¶If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
      ¶If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

   For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

   In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

   Explanation

   A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

   The Company is offering "securities" in the form of a Crowdfunding Simple Agreement for Future Equity The securities are being offered at a value of $1 per 1 Crowd SAFE.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of the Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE"), the Terms of which are) attached as Appendix A. Copies of the Crowd SAFE are attached to this Form C

Summary of Terms

Minimum Amount of the Securities Offered	100,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	100,000*
Maximum Amount of the Securities Offered	200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	200,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00
Offering Deadline	March 31, 2023
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on Crowd Safe Agreement.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Obligation to Contribute Capital

Once you pay for your Crowd SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A

How these securities differ from the Crowd SAFEs being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Revenue Sharing Notes
Number of Notes Outstanding	161,500
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How the securities being offered to investors in this Offering differ from the Revenue Sharing Notes	Notes are a debt obligation of the Company whereas the Units represent an equity interest. Debt obligations are entitled to regular payment and have liquidation preference in the event of dissolution.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Crowd SAFEs. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Deric Cahill	85%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed.

How the Crowd SAFEs are Being Valued

The Company is offering "securities" in the form of equity the Crowd SAFE., Crowd SAFE's are being offered at a value of $1 per CrowdSafe

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Sharing Note	$34,100	%	04/01/2025	1.2% of revenue until a 1.4x return is achieved.
Mainvest Revenue Sharing Note	$51,100	%	10/01/2027	2.6% of revenue until a 1.8x return is achieved.
Mainvest Revenue Sharing note	$76,300	%	03/31/2029	4% of revenue until a 2x return is achieved.

(Q) Other Offerings of Securities within the Last Three Years

April 2021 Rule 17 CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $34,100. Please refer to the company's Form C/U dated June 7th, 2021 for additional disclosures.

December 2021 Rule 17 CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $51,100. Please refer to the company's Form C/U dated February 2nd, 2022 for additional disclosures.

July 2022 Rule 17 CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $76,300. Please refer to the company's Form C/U dated November 8th, 2022 for additional disclosures.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Financial liquidity

Wicked BOLD has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Wicked BOLD expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted Milestones

We have modeled out a 3 year revenue projection with the Irst 2 years based entirely on current pipeline and the 3rd year including expected growth that has not yet been cultivated. 2023 FY Revenues: $375,000 2024 FY Revenues: $545,000 2025 FY Revenues: $800,000

Traction & Validation

We are launching our first ever equity opportunity to claim a future stake in our rapidly growing chocolate company! Launching 800 Walmart stores in April Strong traction in our 14 Dallas Whole Foods locations Negotiations with a large grocery chain for a national roll out EOY 2023

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$289,000	$578,000	$1,011,500	$1,416,100	$1,840,930
Cost of Goods Sold	$115,600	$225,000	$400,000	$620,000	$850,000
Gross Profit	$173,400	$353,000	$611,500	$796,100	$990,930
EXPENSES					
Rent	$21,996	$45,000	$45,000	$45,000	$45,000
Utilities	$4,680	$4,797	$4,916	$5,038	$5,163
Salaries	$120,000	$250,000	$380,000	$480,000	$600,000
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$500	$512	$524	$537	$550
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$21,624	$47,976	$176,228	$260,573	$335,143

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Crowd SAFE" and are not enforceable under "the Crowd SAFE".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$68,950	$47,339
Cash & Cash Equivalents	$43,252	$1,747
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$57,704	$146,245
Cost of Goods Sold	$41,306	$70,165
Taxes Paid	$0	$0
Net Income	$-67,460	$-40,751

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA,
WV, WI, WY, B5, GU, PR, VI, 1V